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           [LETTERHEAD OF BFX HOSPITALITY GROUP, INC. APPEARS HERE]


                              September 30, 1998


Mr. Jean-Claude Mathot
226 Bailey Avenue, Suite 101
Fort Worth, Texas 76107

     Re:  Employment Agreement with BFX Hospitality Group, Inc.

Dear Jean-Claude:

     You and BFX Hospitality Group, Inc. (the "Company") have agreed to terminate your Employment Agreement with the Company effective September 30, 1998. This letter agreement sets forth the agreements and understandings we have reached in connection with such termination of your employment, as follows:

     1. You agree to, and do hereby tender your resignation as a member of the Board of Directors of the Company, effective immediately.

     2. The Employment Agreement between you and the Company, dated as of April 11, 1997 (the "Employment Agreement"), shall be terminated without cause, effective September 30, 1998.

     3. Contemporaneously herewith, the Company has paid to you (i) the sum of $150,000.00; (ii) your base salary for two months; and (iii) any earned and untaken vacation through September 30, 1998, all less mandatory withholdings.

     4. Pursuant to the terms of the Employment Agreement, the Company shall purchase from you the 260,000 shares of the Company's common stock owned by you; and the Non-Qualified Stock Option Agreement between the Company and you, dated as of April 11, 1997, shall terminate effective immediately, all in consideration of the Company's payment to you of the total aggregate sum of $656,687.50.

     5. Pursuant to the terms of the Employment Agreement, your covenant not to compete shall terminate effective immediately.

     6. Any press release covering your resignation as a Director of the Company, and the termination of your employment with the Company, shall be mutually agreed upon prior to its dissemination.


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Mr. Jean-Claude Mathot
September 30, 1998
Page 2


     7. Contemporaneously herewith, the Company and you executed and delivered a Mutual Release Agreement with respect to matters arising out of your employment relationship with the Company and your capacity as President and Director of the Company, in the form and content of the agreement attached hereto as Exhibit "A" and made a part hereof.

     8. The Company shall pay to you the sums referenced in paragraph 5 hereinabove, when you have delivered, or cause to be delivered, to the Company, the original stock certificates covering the 260,000 shares of the Company's common stock owned by you, properly endorsed for transfer, with signatures medallion guaranteed; and delivered to the Company the original of your Non-Qualified Stock Option Agreement.

     If the above accurately sets forth all of our agreements and understandings with respect to your resignation as a member of the Board of Directors of the Company and the termination of your employment with the Company, please execute a copy of this letter agreement, and return it to me.

     The Company greatly appreciates the contributions you have made, and sincerely regrets that circumstances have necessitated the discontinuance of our former relationship.

                                        Sincerely,

                                        BFX HOSPITALITY GROUP, INC.



                                        By:  /s/ Robert H. McLean
                                           -------------------------------------
                                           Robert H. McLean
                                           Chief Executive Officer

Enclosure

Accepted and Agreed to
as of this 30th day of September, 1998

/a/ Jean-Claude Mathot
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Jean-Claude Mathot